Exhibit (a)(3)

               VIRGINIA SPRINGS LIMITED LIABILITY COMPANY
                          1175 West Moana Lane
                               Suite 200
                           Reno, Nevada 89509

                             March 29, 2002

                       OFFER TO PURCHASE FOR CASH
                      LIMITED PARTNERSHIP UNITS OF
              RESOURCES ACCRUED MORTGAGE INVESTORS 2 L.P.
                       FOR $80.00 PER UNIT IN CASH


Dear Limited Partner:

     We have begun a tender offer to purchase limited partnership units of your partnership for $80.00 per unit. Our offer is being made pursuant to the enclosed Offer to Purchase, which sets forth all of the terms and conditions of the offer. Please carefully review the Offer to Purchase prior to making a decision whether or not to tender your interests. The offer is scheduled to expire at 12:00 midnight, New York City time, on May 14, 2002, unless otherwise extended. You will not be required to pay any fees, commissions or partnership transfer fees, which could total between $250 and $400, in connection with any sale of your units pursuant to our offer.

     Our offer provides you with liquidity if we purchase your tendered units, you will receive cash, but you may recognize a gain or loss for federal income tax purposes. If you retain your units, you will continue to be a limited partner. However, you may not be able to liquidate your investment until the partnership terminates.

     As with any investment decision, there are benefits and detriments to you from accepting or declining our offer. The general partner of your partnership is remaining neutral and makes no recommendation as to whether you should tender or refrain from tendering your units in any offer. The general partner believes that you must make your own decision whether or not to participate in any offer, based upon the factors described in the Offer to Purchase.

     The general partner of your partnership is our affiliate. As a result, it has substantial conflicts of interest with respect to our offer. This conflict may affect the general partner's ability to reconcile our interests with those of the other limited partners, particularly in assessing the fairness of our offer price. We seek to purchase units at a low price, but you desire to sell units at a high price. In addition, your general partner and another of its affiliates are entitled to receive fees for certain transactions involving the partnership and its assets.

     If you desire to tender any of your units in response to our offer, you should complete and sign the enclosed acknowledgment and agreement in accordance with the instructions set forth in the letter of transmittal. The signed acknowledgment and agreement and any other required documents should be sent to the Depositary, American Stock Transfer & Trust Company, prior to



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the expiration of our offer. The addresses for the Depositary are 59 Maiden Lane, New York, New York 10038 or by overnight courier service or by hand at 6201 15th Avenue, Brooklyn, New York 11219 -- Attention: Reorg. Department RAM 2.

     If you have any questions or require further information, please call our Information Agent, MacKenzie Partners, Inc. toll free, at (800) 322-2885.


                                    Very truly yours,


                                    VIRGINIA SPRINGS
                                    LIMITED LIABILITY COMPANY












































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